UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  July 16, 2020

  By E-Mail
  Stephanie Tang, Esq.
  Hogan Lovells
  11th Floor, One Pacific Place
  88 Queensway
  Admiralty
  Hong Kong

           Re:     China XD Plastics Company Limited
                   Schedule 13E-3
                   Filed on June 22, 2020
                   Filed by China XD Plastics Company Limited, Faith Dawn Limited, Faith
                             Horizon Inc., Faith Abundant Limited, Jie Han and
XD.
                             Engineering Plastics Company Limited
                   File No. 005-84400

                   Preliminary Proxy Statement on Schedule 14A
                   Filed June 22, 2020
                   File No. 001-34546

  Dear Ms. Tang:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Proxy Statement

  1. It appears that the vote for approval of the proposed transaction is assured, based on the holdings of the Buyer Group and their intent to roll over their shares. If true, please state
           so.
 Stephanie Tang, Esq.
Hogan Lovells
July 16, 2020
Page 2

Summary Term Sheet, page 1

2. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item
       1001 of Regulation M-A.

Reasons for the Merger, page 31

3. Please refer to comment 1 above. If the vote for the approval of the transaction is assured, please revise this section to address how the Special Committee considered that fact in making its fairness determination.

4. On a related note, please revise this section to address how the Special Committee considered the absence of a requirement that the transaction by approved by a minority of unaffiliated security holders given, if true, that the transaction is assured of being approved solely by the Buyer Group.

5. Please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded
       Shares, rather than all security holders unaffiliated with the company.

6.     Please refer to the second sentence in the penultimate paragraph on page
36. Revise your
       disclosure to explain the basis for the beliefs of the Special Committee and board of directors.

7. We note that the book value per share is significantly higher than both the market value of the shares and the consideration offered in the transaction. Please revise your disclosure to explain this large difference.

8. With a view toward revised disclosure, please tell us why you have not disclosed the
       Liquidation Analysis.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions